FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
              -----------------------------------------------------
                 (Translation of registrant's name into English)

                                1-5 Midford Place
                                 London W1T 5BH
                                     England
              -----------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X       Form 40-F
                               ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes          No  X
                               ---         ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

FORWARD LOOKING AND CAUTIONARY STATEMENTS

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CORDIANT COMMUNICATIONS GROUP PLC
                                   (Registrant)


                                   By:    /s/  David Hearn
                                      ------------------------------------------
                                      Title:  Director and Chief Executive
                                              Officer

Date:  July 7, 2003

                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")


                               NOTIFIABLE HOLDINGS


Cordiant was notified on 2 July 2003 that Active Value Fund Managers Limited has a holding of 113,388,099 Ordinary shares, representing 27.1% of the issued share capital of the Company.


                                                                     2 July 2003



Enquiries:

Cordiant                                          Tel: +44 207 262 4343
Nathan Runnicles

College Hill                                      Tel: +44 207 457 2020
Adrian Duffield

                                                                       Exhibit 2



                        CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")


                               NOTIFIABLE HOLDINGS


Cordiant was notified on 4 July 2003 that Active Value Fund Managers Limited has a holding of 120,388,099 Ordinary shares, representing 28.74% of the issued share capital of the Company.


                                                                     4 July 2003



Enquiries:

College Hill                                      Tel: +44 207 457 2020
Adrian Duffield

                                                                       Exhibit 3



                        CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")


                          DISPOSAL OF FD INTERNATIONAL


Cordiant has entered into a conditional agreement to sell 100% of FD International, its business communications network, to new legal entities owned and financed principally by funds managed by Advent International, the global private equity firm. The purchase consideration is (pound)26.0 million payable in cash at completion. The (pound)26.0 million is subject to upwards or downwards adjustment based on a completion statement to be agreed or determined following completion. This transaction represents the final step in Cordiant's stated plan to reduce debt through a programme of non-core asset disposals. The net transaction proceeds will be applied to repay borrowings.

FD International is a pan-European and North American business communications network focused on developing and implementing strategic communications programmes. It provides a range of services to clients including: financial and corporate public relations, investor relations, employee and integration communications, crisis and issues management, media and presentation training and corporate reporting.

As well as presence in the UK, FD International has operations in Ireland, France, Germany, and Greece and through affiliates in Italy and Sweden. In the US, FD International has operations in New York, Boston and San Francisco. In the year ended 31 December 2002, FD International generated revenue of (pound)33.9 million and profit before tax of (pound)3.7 million (after exceptional items). Net assets attributable to FD International as at 31 December 2002 were (pound)6.6 million.

FD International's synergy with the Bates Group is minimal. FD International has few customer relationships in common with the Bates Group and is independently located and operated. The disposal of FD International is not, therefore, expected to have a material operational impact on any other part of the Group.

A circular will be sent to shareholders shortly seeking their approval for this transaction at a meeting expected to be held on 23 July 2003, immediately before the meetings convened to consider the proposed acquisition of Cordiant by WPP Group plc.

                                                                     4 July 2003


Enquiries:

College Hill                                      Tel: +44 207 457 2020
Alex Sandberg
Adrian Duffield